Vast’s Clean Energy Project Secures up to AUD180 Million from the Australian Renewable Energy Agency to Power South Australia’s Grid and Green Fuels Production

•Vast secures up to AUD180 million of funding from ARENA for construction of groundbreaking South Australian clean energy project, conditional on meeting certain milestones
•Project to deploy Vast’s innovative clean energy solution, delivering clean power for South Australia’s grid when intermittent renewables are not available, as well as for green fuels production
•Vast on-track to export its solution to a global pipeline of projects, enabling long duration energy storage and generation critical to the world’s energy transition

SYDNEY, Australia, 12 March 2025 – Vast Renewables Limited (“Vast”) (Nasdaq: VSTE) today announced it has secured up to AUD180 million of conditional funding from the Australian Renewable Energy Agency (“ARENA”) for construction of its Port Augusta utility-scale clean energy project, Vast Solar 1 (“VS1”).

Deploying Vast’s next generation concentrated solar thermal power (“CSP”) solution, VS1 is set to be one of Australia’s first projects to provide urgently needed long duration renewable energy storage and generation. The project capitalises on peak pricing periods after sunset when intermittent renewables like solar PV are not available, delivering reliable, on-demand clean power to South Australia’s grid.

Vast’s award-winning technology has the potential to play a critical role in powering the global energy transition. The technology is designed to deliver round-the-clock, affordable carbon free power and heat that is needed to decarbonise the grid, fuels production for shipping and aviation, specialist industries such as data centres, and hard to abate industries like mining and refining. The Australian Government, through ARENA, has been a major supporter of Vast, alongside strategic investors EDF and Nabors Industries (NYSE: NBR).

The announced funding from ARENA is an important step towards finalising financing for VS1. Capital expenditures to complete construction of VS1 are currently estimated to be in the range of AUD360 million - AUD390 million. Vast has completed front-end engineering design (FEED) and commercial development, and is working to deliver the additional investment in VS1 and Vast (for the construction and commissioning period) necessary to allow a final investment decision and construction to begin in 2025.

Part of the Port Augusta Green Energy Hub, VS1 also has an option to power a world-first co-located green methanol production facility, Solar Methanol 1 (“SM1”), which is being developed by Vast in partnership with global energy company, Mabanaft. A real world, in-demand application for hydrogen, green methanol has the potential to decarbonise shipping and is already being used to power major container vessels.

Vast’s South Australian projects will lay the foundations for the planned rollout of its global pipeline of clean energy projects that complement intermittent solar PV and wind in the energy mix and will contribute to powering the production of green methanol and sustainable aviation fuels.

Craig Wood, CEO of Vast, said, “Our clean energy solutions are exactly what Australia and the world needs to accelerate the energy transition. By providing green, affordable electricity on-demand when other renewables are not available to power homes, industry and fuels production, we deliver the missing piece of the puzzle. Our technology leverages Australia’s natural resources, skills and innovation and we are thrilled to have the continued strong support of ARENA and the Australian Government on this journey.”

Vast’s Australian-made technology is currently produced at its Queensland facility. Vast’s projects and manufacturing activities are anticipated to create dozens of Australian green manufacturing and construction jobs, and long-term plant operations roles.

The AUD180 million funding commitment for construction replaces the existing funding announced in February 2023 by the Minister for Climate Change and Energy, Hon Chris Bowen MP, and ARENA. It is subject to various conditions including: completing project development activities; securing the remaining funding necessary to complete construction of VS1; and other conditions customary for project financings of this nature.

Vast’s 1.1MW demonstration project in Forbes, New South Wales

ENDS
About Vast
Headquartered in Australia, Vast is a renewable energy company developing clean energy solutions that enable 24/7 green, low-cost heat and power to decarbonise the grid, green fuels production for the transport industry, and hard-to-abate industries. Vast’s next generation CSP v3.0 approach utilises a proprietary, modular sodium loop to efficiently capture and convert the sun’s energy.

On December 19, 2023, Vast listed on the Nasdaq under the ticker symbol “VSTE”.

Visit www.vast.energy for more information.

Contacts
For Investors:

Caldwell Bailey
ICR, Inc.
VastIR@icrinc.com

For US media:
Matt Dallas
ICR, Inc.
VastPR@icrinc.com

For Australian media:
Nick Albrow
Wilkinson Butler
nick@wilkinsonbutler.com

Forward Looking Statements
The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding VS1, Vast's future financial performance, Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, capital expenditures, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "project," "should," "will," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; Vast's ability to obtain financing on commercially acceptable terms or at all; Vast’s ability to manage growth; Vast's ability to estimate project costs and to execute its business plan, including the completion of the Port Augusta project (including VS1), at all or in a timely manner; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast; changes in applicable laws or regulations and general economic and market conditions impacting project costs and/or demand for Vast's products and services. Additional risks are set forth in the section titled "Risk Factors" in the Annual Report on Form 20-F for the year ended June 30, 2024, dated September 9, 2024, as amended on November 7, 2024, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast's expectations can be found in Vast's periodic filings with the SEC. Vast's SEC filings are available publicly on the SEC's website at www.sec.gov